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Supplement dated June 20, 1997               filed pursuant to Rule 424(b)(3)
(to Prospectus dated July 28, 1996)          File No. 33-94496

                           SPARTAN STORES, INC.

                       350,000 CLASS A COMMON STOCK
                               $20 PAR VALUE

                               SUPPLEMENT TO
                      PROSPECTUS DATED JULY 28, 1996



          The Board of Directors of Spartan Stores, Inc. has established the Trading Value for each Class A Share to be One Hundred Thirteen Dollars ($113) per share. The new Trading Value will be effective as of June 22, 1997.

          In determining the Trading Value, the Board considered general market and economic factors and the Company's unaudited financial condition as of the end of its fiscal year and unaudited results of operations for the fiscal year. The Company's net sales for the year were $2.475 billion and the Company had net earnings of approximately $9.7 million, or $7.99 per share, compared to net sales of $2.555 billion and a net loss of approximately $21.7 million for the prior fiscal year, or $17.42 per share. In addition, book value per share increased from approximately $82.33 at March 30, 1996, to approximately $89.14 at March 29, 1997.

          On May 28, 1997, the Board of Directors authorized a ten-for-one stock split pursuant to a share dividend payable to shareholders of record of Class A Shares on May 31, 1997, pending shareholder approval of an amendment to Article III of the Company's Restated Articles of Incorporation to increase the Company's authorized capital stock from Two Million (2,000,000) Class A Shares to Twenty Million (20,000,000) Class A Shares and from Five Hundred Thousand (500,000) Class B Shares to Five Million (5,000,000) Class B Shares (the "Amendment"). The Amendment also would decrease the par value of the Class A Shares from $20 per share to $2 per share. As amended, the first sentence of Article III would read as follows:

     The total authorized capital stock of the corporation is Twenty Million (20,000,000) shares of Class A common stock with the par value of $2 per share and Five Million (5,000,000) shares of Class B common stock.

          If the Company's shareholders approve the Amendment at the Annual Meeting of Shareholders to be held on July 15, 1997, the Company will effect the stock split by paying a dividend of nine Class A Shares for each Class A Share held of record on May 31, 1997. The payment date for the share dividend will be as soon as reasonably practicable following the


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shareholders' approval of the Amendment and the effective date of the filing of the Certificate of Amendment with the Michigan Department of Consumer and Industry Services, Corporation, Securities and Land
Development Bureau. As a result of the stock split, the Trading Value of Class A Shares would become $11.30 per share.